UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _________________________	Commission File Number __________________________

Quantum eMotion Corp.

(Exact name of registrant as specified in its charter)

Ontario

(Province or Other Jurisdiction of Incorporation or Organization)

7372

(Primary Standard Industrial Classification Code Number)

Not applicable

(I.R.S. Employer Identification Number)

2300 Alfred Nobel

Montreal, Québec

Canada H4S 2A4

(514) 956-2525

(Address and telephone number of Registrant's principal executive offices)

REGISTERED AGENT SOLUTIONS, INC.

99 Washington Avenue

Suite 1008

Albany, NY 12260

Telephone: (888) 211-7106

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"): Not applicable

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value		NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

Annual information form ☐           Audited annual financial statements ☐

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Not applicable

Yes ☐   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Not applicable

Yes ☐   No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Quantum eMotion Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system (“MJDS”) of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING INFORMATION

This registration statement and the documents incorporated by reference herein contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”) with respect to the Company and its subsidiaries. Forward-looking information may include, but is not limited to: information with respect to amounts and use of available funds; anticipated developments in operations in future periods; planned asset acquisitions; future business operations; the adequacy of financial resources; the costs and timing of development of the Company’s business; the costs, timing and receipt of approvals, consents and permits under applicable legislation; executive compensation approaches and practices; the growth of the quantum technology and security market; the future applications of Company products; the timeline for a quantum computer hitting the market; the use of Company office space; the development of and applicability of quantum technologies; the commercialization of the Company’s intellectual property; the general adoption of quantum technologies; the Company’s research and development plan; the results from Company research and development; future intellectual property registrations of the Company; the future availability of Company products; and the composition of directors and committees.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words and phrases such as “will”, “may”, “is expected to”, “expectations”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Company has made certain assumptions, as contemplated below.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation:

●	the performance of the Company's business and operations;
●	the intention to grow the Company's business and operations;
●	the introduction and continued offering of services and product features;
●	the market for the Company's products and services and competitive conditions;
●	the Company's pricing and revenue models;
●	the future liquidity and financial capacity;
●	the treatment of the Company and its subsidiaries under government regulatory and taxation regimes;
●	the Company's intellectual property;
●	the Company's ability to operate in certain markets;
●	the Company's ability to meet current and future obligations;
●	the Company's ability to obtain services in a timely manner or at all;
●	the Company's ability to obtain financing on acceptable terms or at all;
●	the Company's targeted business milestones and related timelines and costs; and
●	expectations of the blockchain, quantum computing and cryptocurrency markets and associated regulations;

The above list is not exhaustive of factors that may affect any of the forward-looking information contained in this registration statement and the documents incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and the actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in both the Annual Information Form for the year ended December 31, 2024 (“AIF”) attached hereto as Exhibit 99.1 and in the Management’s Discussion and Analysis of Quantum eMotion Corp. for the years ended December 31, 2024 and 2023 (“MD&A”) attached hereto as Exhibit 99.3 under the heading “Risk Factors” and elsewhere in the AIF and MD&A. Forward-looking information contained in this registration statement and the documents incorporated by reference herein is based on the beliefs, expectations and opinions of management of the Company on the date the statements are made, and the Company does not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. In making the forward-looking statements in this registration statement and the documents incorporated by reference herein, the Company has applied several material assumptions which may prove to be inaccurate, including, but not limited to, the assumptions that any financing needed to fund the operations of the Company will be available on reasonable terms. Other assumptions are discussed throughout the AIF and, in particular in the “Risk Factors” section of the AIF and MD&A. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Quantum eMotion Corp. (“QeM” or the “Company”) is a Canadian issuer whose common shares are listed on (i) the TSX Venture Exchange (“TSXV”) under the symbol “QNC”; (ii) the OTCQB Market under the symbol “ONCCF”; and (iii) the Frankfurt Stock Exchange under the symbol “34Q0”

The Registrant is permitted, under MJDS adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are attached to this registration statement as Exhibits, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and those financial statements are subject to Canadian auditing standards. Therefore, those financial statements are not comparable in all respects to the financial statements of issuers that prepare their financial statements in accordance with United States generally accepted accounting principles and that are subject to United States auditing standards.

Corporate Governance - Home Country Practices Disclosure

The Company is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended, and is listed on the TSX Venture Exchange. In connection with its listing on NYSE American LLC (“NYSE American”), the Company has elected to follow certain corporate governance practices of its home country, Canada, in lieu of certain corporate governance requirements applicable to U.S. domestic issuers listed on NYSE American, as permitted by Section 110 of the NYSE American Company Guide.

As a result, the Company’s corporate governance practices differ in certain respects from those that would otherwise be required for U.S. domestic issuers listed on NYSE American.

●	The Company does not maintain a board of directors composed of a majority of independent directors as defined under NYSE American standards, and instead follows applicable Canadian law and TSX Venture Exchange requirements.
●	The Company does not maintain separate nominating or compensation committees composed entirely of independent directors, nor written charters for such committees. These matters may be overseen by the full board in accordance with Canadian law.
●	The Company follows Canadian law and TSX Venture Exchange requirements with respect to shareholder approval matters, including equity compensation plans and securities issuances.
●	The Company follows Canadian law and its governing documents with respect to annual meetings, quorum requirements, and voting standards.

Notwithstanding the foregoing, the Company complies with the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to audit committees, as well as all other applicable U.S. federal securities laws.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.39 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed or will file the consent attached hereto as Exhibit 99.9 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading "Description of Capital Structure" on page 18 of the Registrant's AIF, attached hereto as Exhibit 99.1.

CURRENCY

Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F are in Canadian dollars.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the heading “Note 11 Financial Instruments” of the annual consolidated financial statements for the year ended December 31, 2024 attached hereto as Exhibit 99.3 to this Registration Statement.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM EMOTION CORP.

	By:	/s/ Francis Bellido
Name: Francis Bellido
Date: January 22, 2026		Title: President, Chief Executive Officer and Director

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this registration statement:

Exhibit	Description
99.1	Annual Information Form of Quantum eMotion Corp. for the year ended December 31, 2024
99.2	Management’s Discussion and Analysis of Quantum eMotion Corp. for the years ended December 31, 2024 and 2023
99.3	Consolidated Financial Statements of Quantum eMotion Corp. for the years ended December 31, 2024 and 2023
99.4	Management’s Discussion and Analysis of Quantum eMotion Corp. for the interim periods ended September 30, 2025 and 2024
99.5	Management’s Discussion and Analysis of Quantum eMotion Corp. for the interim periods ended June 30, 2025 and 2024
99.6	Management’s Discussion and Analysis of Quantum eMotion Corp. for the interim periods ended March 31, 2025 and 2024
99.7	Interim Condensed Consolidated Financial Statements of Quantum eMotion Corp. for the three and six months ended June 30, 2025 and 2024 (Unaudited)
99.8	Interim Condensed Consolidated Financial Statements of Quantum eMotion Corp. for the three and nine months ended September 30, 2025 and 2024 (Unaudited)
99.9	Consent of Independent Registered Public Accounting Firm
99.10	News Release dated January 25, 2023
99.11	News Release dated March 13, 2023
99.12	News Release dated April 12, 2023
99.13	News Release dated June 1, 2023
99.14	News Release dated July 21, 2023
99.15	News Release dated August 21, 2023
99.16	News Release dated November 21, 2023
99.17	News Release dated January 10, 2024
99.18	News Release dated January 16, 2024
99.19	News Release dated February 21, 2024
99.20	News Release dated March 18, 2024
99.21	News Release dated March 28, 2024
99.22	News Release dated April 8, 2024
99.23	News Release dated May 17, 2024
99.24	News Release dated July 3, 2024
99.25	News Release dated July 11, 2024
99.26	News Release dated July 22, 2024
99.27	News Release dated August 7, 2024
99.28	News Release dated August 27, 2024
99.29	News Release dated November 15, 2024
99.30	News Release dated December 5, 2024
99.31	News Release dated December 23, 2024
99.32	News Release dated December 30, 2024
99.33	News Release dated February 21, 2025
99.34	News Release dated May 30, 2025
99.35	Audit Committee Charter
99.36	Corporate Governance Policy dated June 26, 2025
99.37	Form 51-102F3 Material Change Report dated February 27, 2025
99.38	Form 51-102F3 Material Change Report dated June 2, 2025
99.39	Code of Conduct